September 9, 2013

United States Securities & Exchange Commission
Washington, D.C. 20549

Attn: Mara L. Ransom

RE:	Romantique Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 5, 2013
File No. 333-187917

Dear Ms. Ransom:

We are in receipt of your letter dated July 31, 2013 regarding the above-mentioned filing and would like to respond as follows:

General

We have revised our registration statement to reduce the number of shares being offered for sale by selling shareholders to 353,875.  These shares were all purchased in our March 2013 private placement offering.  These shares are not being sold “by or on behalf of the issuer” and should be considered a secondary offering.  We have retained disclosure that the shares will be offered at $2.00 per share until such time as the shares are listed on an exchange or are traded on an over-the-counter market such as the OTC-BB, OTC-QX or OTC-QB.

Prospective Cover Page

2.
We have revised our prospectus to disclose that our shares will be sold at a fixed price until our shares are listed on an exchange or quoted on an Over-the-Counter market such as the OTC-BB, OTC-QX or OTC-QB markets.

Financial Statements, F-1

3.	We have updated the financial statements and related financial information.

Signatures

4.	We have revised the second signature box to indicate that Yitzchok Gurary is signing in his individual capacity as Principal Accounting officer of the company.

Thank you.

Very truly yours,

Yitchok Gurary
President
Romantique Ltd.